SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                          Multi-Market Radio, Inc.
                             (Name of Issuer)

                   Class A Common Stock, $.01 Par Value
                      (Title of class of securities)

                                625432 10 9
                              (CUSIP Number)

                            Donna B. Charlton
                    c/o The Huff Alternative Fund, L.P.
                              67 Park Place
                               Ninth Floor
                       Morristown, New Jersey 07960
                              (201) 984-1233
        (Name, address and telephone number of person authorized to receive notices and communications)

                             November 22, 1996
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 625432 10 9                           Page 2 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    The Huff Alternative Income Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)
                     0

     14        TYPE OF REPORTING PERSON*
                    PN

                               SCHEDULE 13D

CUSIP No. 625432 10 9                           Page 3 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    WRH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)
                     0

     14        TYPE OF REPORTING PERSON*
                    OO

                               SCHEDULE 13D

CUSIP No. 625432 10 9                           Page 4 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Paladin Court Co., Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)
                     0


     14        TYPE OF REPORTING PERSON*
                    CO

                               SCHEDULE 13D

CUSIP No. 625432 10 9                           Page 5 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    DBC II Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)
                     0

     14        TYPE OF REPORTING PERSON*
                    CO

                               SCHEDULE 13D

CUSIP No. 625432 10 9                           Page 6 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    William R. Huff

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)
                     0

     14        TYPE OF REPORTING PERSON*
                    IN

                               SCHEDULE 13D

CUSIP No. 625432 10 9                           Page 7 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Donna B. Charlton

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   (11)
                     0

     14        TYPE OF REPORTING PERSON*
                    IN

                                                        Page 8 of 12 Pages

ITEM 1.  SECURITY AND ISSUER.

      Item 1 is hereby amended in its entirety as follows:

      This Schedule 13D relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Multi-Market Radio, Inc. (the "Company") is hereby amended by this Amendment No. 1. The Company's principal executive offices are located at 150 East 58th Street, New York, New York 10155. Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      Item 4 is hereby amended by adding the following:

      Pursuant to the Securities Purchase Agreement, The Huff Alternative Income Fund, L.P. (the "Fund") subsequently purchased the Additional Warrants and the Preferred Shares for investment purposes. Pursuant to an Amended and Restated Agreement and Plan of Merger by and among the Company, SFX Broadcasting, Inc. ("SFX") and SFX Merger Company ("Acquisition Sub"), dated as of April 15, 1996, as amended as of May 6, 1996, July 30, 1996, and September 30, 1996 (the "Merger Agreement"), Acquisition Sub merged with and into the Company on November 22, 1996 (the "Merger").

      The Fund consented to the Merger pursuant to a Consent Agreement dated May 17, 1996, by and among the Fund, the Company and SFX (the "Consent Agreement") (attached hereto as Exhibit D and incorporated by reference herein). On November 22, 1996, pursuant to the Consent Agreement, the Company repaid and redeemed in full, the Debenture and the Preferred Shares for $21,196,137.42, and SFX issued to the Fund a common stock purchase warrant (the form of which is attached to the Consent Agreement), dated November 22, 1996, and exercisable for 217,223 shares of SFX class A common stock, par value $.01 per share ("SFX Class A Common Stock"), in exchange for the Warrant and the Additional Warrants. In addition, as a fee for the consent to the Merger provided in the Consent Agreement, SFX issued common stock purchase warrants (the form of which is attached to the Consent Agreement), dated November 22, 1996, and exercisable, in the aggregate, for 52,204 shares of SFX Class A Common Stock.

      The foregoing summary of the transactions, including the summaries of the Merger Agreement and the Consent Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the provisions of these agreements, and the various agreements previously filed as Exhibits to the Schedule 13D, and incorporated herein by reference.

                                                           Page 9 of 12 Pages

      Other than the disposition of the Warrant, the Additional Warrants and the Preferred Shares pursuant to the above described transactions, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended in its entirety to read as follows:

      A.   The Huff Alternative Income Fund, L.P.

           (a) Aggregate number of shares of Class A Common Stock beneficially owned: 0
Percentage:  0%
           (b)  1.  Sole power to vote or to direct vote:  0
                2.  Shared power to vote or direct vote:  0
                3.  Sole power to dispose or to direct the disposition:  0
                4.  Shared power to dispose or to direct the disposition:  0
           (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days from the date hereof.
           (d)  Not applicable.
           (e)  November 22, 1996.

      B.  WRH Partners, L.L.C.

           (a) Aggregate number of shares of Class A Common Stock beneficially owned: 0
Percentage:  0%
           (b)  1.  Sole power to vote or to direct vote:  0
                2.  Shared power to vote or direct vote:  0
                3.  Sole power to dispose or to direct the disposition:  0
                4.  Shared power to dispose or to direct the disposition:  0
           (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days from the date hereof.
           (d)  Not applicable.
           (e)  November 22, 1996.

                                                          Page 10 of 12 Pages

      C.  Paladin Court Co., Inc.

           (a) Aggregate number of shares of Class A Common Stock beneficially owned: 0
Percentage:  0%
           (b)  1.  Sole power to vote or to direct vote:  0
                2.  Shared power to vote or direct vote:  0
                3.  Sole power to dispose or to direct the disposition:  0
                4.  Shared power to dispose or to direct the disposition:  0
           (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days from the date hereof.
           (d)  Not applicable.
           (e)  November 22, 1996.

      D.  DBC II Corp.

           (a) Aggregate number of shares of Class A Common Stock beneficially owned: 0
Percentage:  0%
           (b)  1.  Sole power to vote or to direct vote:  0
                2.  Shared power to vote or direct vote:  0
                3.  Sole power to dispose or to direct the disposition:  0
                4.  Shared power to dispose or to direct the disposition:  0
           (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days from the date hereof.
           (d)  Not applicable.
           (e)  November 22, 1996.

      E.  William R. Huff

           (a) Aggregate number of shares of Class A Common Stock beneficially owned: 0
Percentage:  0%
           (b)  1.  Sole power to vote or to direct vote:  0
                2.  Shared power to vote or direct vote:  0
                3.  Sole power to dispose or to direct the disposition:  0
                4.  Shared power to dispose or to direct the disposition:  0
           (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days from the date hereof.
           (d)  Not applicable.
           (e)  November 22, 1996.

                                                           Page 11 of 12 Pages

      F.  Donna B. Charlton

           (a) Aggregate number of shares of Class A Common Stock beneficially owned: 0
Percentage:  0%
           (b)  1.  Sole power to vote or to direct vote:  0
                2.  Shared power to vote or direct vote:  0
                3.  Sole power to dispose or to direct the disposition:  0
                4.  Shared power to dispose or to direct the disposition:  0
           (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days from the date hereof.
           (d)  Not applicable.
           (e)  November 22, 1996.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of Schedule 13D is hereby amended by adding the following
Exhibits:

Exhibit D - Consent Agreement, dated May 17, 1996 (including the form of warrant issued by SFX)

                                                           Page 12 of 12 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 4, 1996


/s/ William R. Huff                 THE HUFF ALTERNATIVE INCOME FUND, L.P.
William R. Huff,
Individually                             By:   WRH Partners, L.L.C.
                                               General Partner

PALADIN COURT CO., INC.                  By:   DBC II Corp.
                                               General Manager


By:  /s/ William R. Huff                 By:   /s/ Donna B. Charlton
     William R. Huff                           Donna B. Charlton
     President                                 President


/s/ Donna B. Charlton                    WRH PARTNERS, L.L.C.
Donna B. Charlton,
Individually                             By:   DBC II Corp.
                                               General Manager


DBC II Corp.                             By:   /s/ Donna B. Charlton
                                               Donna B. Charlton
By:  /s/ Donna B. Charlton                     President
     Donna B. Charlton
     President